June 26, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AccessKey IP, Inc. Registration Statement on Form 10
Filed May 7, 2009
File No. 000-53664

Dear Mr. Spirgel:

This letter is in response to your letter dated June 4, 2009. Please find the following responses to the comments set forth below and incorporated, as applicable, into the amended Form 10 filing.

Registration Statement on Form 10

1.           Please note that the Form 10 goes effective, by lapse of time 60 days after the date filed pursuant to Section 12(g)(1)of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE: Noted.

Item 1. Business, page 1

The Company, page 1

2.           Please revise the first sentence of the first paragraph on page 1 to conform to your disclosure in the first sentence of the first paragraph under Item 9, which indicates that your common shares trade in the Pink  Sheets.

RESPONSE: We have changed this sentence to indicate that our common stock trades on the Pink Sheets under the symbol “AKYI.”

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Business page 1

3.           Please describe in more detail what you mean by Set Top Boxes in the fourth paragraph on page 1.

RESPONSE: We have added a description of Set Top Boxes in this paragraph.

AccessKey IP, page 1

4.           We note the reference in the second sentence of the last paragraph on page 1 to the company's ''patented technology." Disclosure in the fifth paragraph on page 10, however, makes reference to "pending patent applications." Please revise as necessary to confirm whether you currently have patented technology or pending patent applications only.

RESPONSE: We have revised this disclosure to indicate that our technology is patent pending.

5.           Please further explain and support your claim in the last paragraph on page 1 that you have developed the ability to deliver HDTV quality content to both the home and PC environment with your technology.

RESPONSE: We have expanded on our explanation of our ability to deliver high-definition quality television to home televisions and personal computers.  Further, we have clarified that this technology is developed but the products have not been sold.

6.           Similarly, in the same paragraph, please discuss further how you have combined a PC, home audio player, media storage device, residential internet gateway, and telephone into an all-in-one unit.

RESPONSE: We have expanded our explanation as to how we have combined these functions into our set top box.  This explanation has been moved into the Services and Products section relating to the set top box.  Further, we have clarified that this technology is developed but the products have not been sold.

Services and Products, page 2

7.           Please define by explaining and placing in context the acronyms that you use in the fourth paragraph on page 2 and in the first paragraph on page 3. Examples include:

•    ADSL,
•    VDSL,
•    LMDS,

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

•    Wireless LANs, and
•            B2B.

RESPONSE: This has been done.

Product Descriptions, page 3

8.           On pages 3 and 4, we note the disclosure of the TeknoVault product and the InCharge products. Please elaborate and clarify your descriptions so that a reader can readily understand the products that your company is offering. For instance, please explain how your TeknoVault product is "transparent to use" and what are its "watchdog function" and its "unique Key pairs," Also, for your InCharge products, explain what is an inductive charger and how your product may be charged while in the controller and outside the controller.

RESPONSE: We have elaborated and clarified the descriptions of the TeknoVault and InCharge products.

Customers, page 5

9.           In the first paragraph on page 5, please explain why you believe your customer will pay the full balance of its account receivable.

RESPONSE: We have provided additional explanations as to why we feel this receivable will be fully collected, although there is no guarantee of full collection.

10.           Please revise to clarify that the significant customer to whom you refer is Jack of All Games, as disclosed on page 9.

RESPONSE: We have identified this customer as requested.

Business Strategies, page 7

11.           Please explain what are "Triple Play services" in the last bullet point under the third paragraph on page 7.

RESPONSE: We have provided an explanation that “Triple Play services” represent internet, television and telephone services.

Competition, page 9

12.           In your discussion of competition on pages 9 and 10, please disclose your competitive position and the methods of competition in your industry.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

RESPONSE: We have expanded our discussion of competition to disclose our competitive position and our methods of competition in the industry.

Item 1A. Risk Factors

13.           To the extent that it constitutes a material risk, please include a risk factor explaining that you do not have authorized sufficient capital stock to cover the potential conversion of all of your outstanding convertible securities or the potential exercise of your warrants and options, and please discuss how you intend to address this issue.

RESPONSE:  We have added a risk factor to address our lack of authorized common stock to cover the potential conversion of our outstanding convertible securities and/or the potential exercise of our warrants and options.

14.           To the extent that it constitutes a material risk, please include a risk factor that if you cannot meet your working capital or liquidity requirements through your operations, you may have to fund your operations through additional equity or debt issuances. In this risk factor, please address your ability to find investors who will purchase your issuances and the likelihood that they will invest in your company and, in this regard, consider the current recessionary environment and its implications for obtaining capital.

RESPONSE: We have added a risk factor to address this comment.

We have significant debt that …. Page 11

15.           We note that you do not have a long-term credit facility or any other external source of long-term funding. Under this risk factor, revise to specifically address this deficiency and discuss the potential risks posed to your business and its operations relating to the deficiency.

RESPONSE: We have revised this risk factor to address this comment.

If we do not successfully generate additional products and services..., page 13

16.           Please discuss specifically how the general risks under this risk factor apply to the TeknoVault product, Tekcases, and other AccessIP products that are currently under development.

RESPONSE: We have revised this risk factor to address this comment.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Item 2. Financial Information. page 19

B. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates, page 22

17.           Revise to identify and disclose your critical accounting policies for your notes payable, in particular the derivative liabilities, and new notes payable, including the calculation of interest. Your discussion should present an analysis of the uncertainties involved in applying your policy or principle.

RESPONSE: The following has been added to our critical accounting policies discussion:

Convertible Notes Payable and Derivative Liabilities

We account for convertible notes payable and warrants in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." This standard requires the conversion feature of convertible debt be separated from the host contract and presented as a derivative instrument if certain conditions are met. Emerging Issue Task Force (EITF) 00-19, "ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO AND POTENTIALLY SETTLED IN A COMPANY'S OWN STOCK" and EITF 05-2, "THE MEANING OF "CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT" IN ISSUE NO. 00-19" were also analyzed to determine whether the debt instrument is to be considered a conventional convertible debt instrument and classified in stockholders' equity.

Certain convertible notes payable that we issued were evaluated and determined not conventional convertible and, therefore, because of certain terms and provisions the embedded conversion option was bifurcated and has been accounted for as a derivative liability instrument. The accounting guidance also requires that the conversion feature be recorded at fair value for each reporting period with changes in fair value recorded in the consolidated statements of operations.  Several convertible notes payable were renegotiated into non-convertible notes payable in 2008 at which time the derivative liability associated with these notes was reduced to zero.

A Black-Scholes valuation calculation was applied to the conversion features of convertible debentures at issuance dates and again as of December 31, 2007, December 31, 2008 and March 31, 2009. The issuance date valuation was used for the effective debt discount that these instruments represent. The debt discount was amortized over the life of the debts using the effective interest method. The December 31, 2007, December 31, 2008 and March 31, 2009 valuation was used to record the fair value of these instruments at the end of the reporting period with any difference from prior period calculations reflected in the consolidated statement of operations.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

We renegotiated substantially all of our notes payable in 2008.  These notes are subject to revised interest calculations.  Under the terms of these new note agreements, interest calculations are made quarterly as a function of our stock price and the original principal balances of $4,384,197 (under the terms of the notes the accrued interest in 2008 was added to the principal balances as of December 31, 2008 and the new principal balance has been adjusted to $4,595,523).  If our stock price decreases, stays the same or increases less than 2.5% in any given quarter, the interest for the quarter is a minimum of 2.5% on the original principal balance.   If our common stock price increases by more than 2.5% in any quarter, the current terms of the notes require us to pay the holders cash interest payments equal to the price change in our stock multiplied by 509,576,455.  This number of shares represents the cumulative number of “applicable shares” in all of the note agreements.  As per the terms of the note agreements, the maximum interest rate is 25% per quarter (based on the original note balance).  We originally signed these note agreements, which superseded several old note agreements, with an addendum that stated we did not accept the interest rate calculations.  The addendum was not signed by the note holders, but they agreed in principle to adjust the interest calculations under the notes.  It was our understanding that the interest rate calculations would be adjusted by March 31, 2009.  However, on March 25, 2009, the Securities and Exchange Commission (“SEC”) froze the assets of The Nutmeg Group LLC and other related entities (“Nutmeg”).  Nutmeg holds the majority of our notes payable.  We are not a party to the action, but this action negated the ability of Nutmeg to continue with its negotiations to alter the interest calculations under the notes.  Because of this fact, we have accrued interest at a rate of up to 30% for the quarter under some of these note agreements.  Although there is no guarantee, we expect to eventually have this interest calculation adjusted.  If we are able to renegotiate the note terms we will likely have an adjustment to this interest accrual which will be booked as a forgiveness of indebtedness.

Debt Forgiveness Income, page 26

18.           We note that because invoices dated from 2003 and 2004 had reached the "statute of limitations for collectability," you wrote them off and included the write-offs as debt forgiveness income. Please advise us why you believe it was appropriate to include the write-offs as income.

RESPONSE: We followed the guidance of Statement of Financial Accounting Standard (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” in determining the write-off of these trade payables.  Under SFAS 140, a debtor can “derecognize” a liability if the debtor is legally released from the liability.  The proper accounting for the “derecognition” of the liability is to include it as debt forgiveness income.  The liabilities were incurred when we were doing business in the state of California and the statute of limitations for collection on these liabilities is four years (California Code of Civil Procedure Section 337).  Upon the lapse of four years from the date of the original liability date, we wrote the liabilities off.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Liquidity and Capital Resources, page 27

19. In view of the uncertainties concerning your company's continued existence as a going concern, please provide a detailed description of management's specific viability plans that are intended to mitigate the effect of such conditions; and management assessment of the likelihood that such plans can be effectively implemented. Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements. Refer to Financial Reporting Codification § 607.02.

RESPONSE: We have added the following paragraph to the Liquidity and Capital Resources section. Further, we have added a similar disclosure in the footnotes to the financial statements :

We are actively involved in moving new products, such as TeknoVault and our Tekcases, to market.  We anticipate these new products increasing our revenues to alleviate our working capital deficit.  Since March 31, 2009, we have received new orders for our products and anticipate orders for our products to continue to be placed by customers. Further, we are actively seeking additional capital.  We can not provide any assurances that either increased revenues or new financings will occur or will raise necessary capital to support our operations over the next twelve months.

Liquidity and Capital Resources, page 27

20.           Please advise what consideration you gave as to whether your lack of a long-term credit facility or other source of long-term funding coupled with minimal cash from operations in the face of your debt obligations comprises a material deficiency and, if so, how you are proposing to remedy this deficiency. See Item 303(a)(1) of Regulation S-K.

RESPONSE: We have added the following paragraph to the Liquidity and Capital Resources section:

We do not currently maintain a long-term credit facility or any other external source of long-term funding.  The lack of such a facility or source may generate a material deficiency in our liquidity.  Our current debt obligations and long-term operations will require a substantial amount of capital.  We anticipate that our revenues will be adequate to fund our operations and repay our debt obligations.  If our revenues are not adequate, we will be forced to raise additional capital through the issuance of additional notes and/or through the sales of our stock.  We may also have to renegotiate our current debt if we are unable to repay the notes under their current terms.  If we are able to do so, the new terms of any renegotiated notes may have less favorable terms than the current terms of the notes.  We are currently unable to renegotiate our notes with the Nutmeg Group who hold a substantial amount of our notes payable.  On March 25, 2009, the SEC froze the assets of the Nutmeg Group, LLC and other related entities.  We can not provide any assurances that either increased revenues or future capital raises will be able to support our long-term operations and repay our long-term debt obligations.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Interest Expense, page 29

21.           We note in your discussion on page 29 that you accrue interest as a function of the increase in your stock price. Please expand this discussion to explain to readers, in plain English, how a change in your stock price will impact the amount of interest expense incurred. Include in this discussion an analysis that clearly sets forth how changes in your stock price will impact total interest expense.

RESPONSE: The following additional explanation and table have been added to the Interest Expense section:

If we are unable to renegotiate the interest expense calculation of our current notes, we will be subject to interest expense that exceeds 25% per quarter on note balances that total $4,595,523.  The following table demonstrates the potential interest rate charges that we could be forced to accrue on these notes as a result in increases in our common stock price:

Quarterly increase in our stock price	1%	3%	5%	10%	15%	25%	50%

Resulting Interest Expense	$102,388	$166,172	$332,345	$664,689	$997,034	$1,661,723	$1,661,723
	(minimum charge						(maximum charge
	of 2.5% per quarter)						of 25% per quarter)

The interest charges shown above are a function of our stock price and the original principal balances of $4,384,197 (under the terms of the notes the accrued interest in 2008 was added to the principal balances as of December 31, 2008 and the new principal balance has been adjusted to $4,595,523).  If our stock price decreases, stays the same or increases less than 2.5% in any given quarter, the interest for the quarter is a minimum of 2.5% on the original principal balance.   If our common stock price increases by more than 2.5% in any quarter, the current terms of the notes require us to pay the holders cash interest payments equal to the price change in our stock multiplied by 509,576,455 (the maximum price change is capped at 25% per quarter).  This number of shares represents the cumulative number of “applicable shares” in all of the note agreements.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 42

22.           On pages 42 and 43, you describe a series of transactions with Micro Pipe Fund I, LLC. Please disclose the basis on which Micro Pipe is a related person. Likewise on page 44, you describe a transaction with Physicians Healthcare Management Group, Inc. Please disclose the basis on which this company is a related person. Please refer to Item 404(a)(1).

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

RESPONSE: Micro Pipe Fund 1, LLC may be deemed to be a related person under Item 404(a)(1) and related instructions to the extent that as of March 31, 2009, they hold a convertible note with a principal balance of $215,169.  This note could have been converted into 30,738,429 shares of our common stock as of March 31, 2009.  Further, they hold a warrant to purchase 20,000,000 shares of our common stock, expiring December 31, 2013. If the warrants were exercised and the note was converted into common stock Micro Pipe Fund I, LLC would hold over 9.99% of our common stock.  Notwithstanding the foregoing, the note provides a limitation on the exercise of warrants and conversion of such note, such that the number of shares of common stock that may be acquired by the holder upon exercise of the warrant and the conversion of the convertible note shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of common stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise) for the purposes of Section 13(d) of the Exchange Act. This amount limitation may be voided upon 61 days prior written notice to the Company.

The reference to Physicians Healthcare Management Group, Inc. has been deleted because they were not a related party under Item 404(a)(1) and related instructions at the time of the transaction.  Further, Physicians Healthcare Management Group, Inc. is subject to a 4.99% conversion limitation pursuant to the terms of its convertible note with the company. Physicians Healthcare Management Group may void the exercise limitation upon 61 days prior written notice to the Company.

23.           In the second paragraph on page 44, you disclose that Mr. Stevens is no longer affiliated with Hot Web, Inc. However, you disclose in the last paragraph on page F-13, as well as in the first paragraph on page F-30, that Mr. Stevens is a consultant with Hot Web, Inc. Please reconcile this discrepancy.

RESPONSE: Mr. Stevens is no longer affiliated with Hot Web, Inc.  He has had no affiliation with Hot Web since August of 2008.  This has been corrected.

Audited Financial Statements for the years ended December 31, 2007 and December 31, 2008

Note 2 -Summary of Significant Accounting Policies, page F-7

24.           We note that you sell a variety of products and services, most importantly your InCharge units and your agreement with CSI Digital. Please disclose and explain to us in greater detail when and how you recognize revenue for these products and services. For example, with respect to your InCharge units, tell us if you recognize the revenue immediately as an outright sale, such as FOB shipping point, or do recognize revenue over the life of a contract. Also, tell us and disclose whether these product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

RESPONSE: Our InCharge units are sold FOB.  We recognize the revenues from these sales upon shipping them.  They do not include any maintenance or service contracts.  The contract with CSI Digital will be recognized as income under SOP 97-2.  Revenue under this contract will be recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is probable.  For our undelivered software-related elements, we apply the provisions of SOP 97-2.  Paragraph 12 of SOP 97-2 requires that revenue from the entire arrangement be initially deferred and recognized upon product delivery.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Note 11 -Convertible Notes Payable and Derivative Liabilities. page F-I6

25.           Regarding your derivative liabilities, please provide the disclosures required by paragraph 44 of SFAS 133 or advise us.

RESPONSE: SFAS 133 requires us to disclose how and why we use derivative instruments, how these items have been accounted for and how they affect our financial position, financial performance and cash flows.  We have expanded this footnote to adequately disclose all of these aspects.  Further, we have included a summary table to make these elements more apparent to the reader.

Note 12 -Prepaid Research &. Development, page F-26

26.           Revise your balance sheet to report the cash received in connection with prepaid research and development as restricted cash, pursuant to 5-02.1 of Regulation S-X, or advise us.

RESPONSE: We do not believe that the amounts received under our Master Development Agreement with CSI Digital represent restricted cash.  Under our agreement, CSI pays us after we reach certain milestones.  They are not paying us in advance.  Our agreement with CSI does not stipulate any restrictions as to withdrawal or usage of the cash received under the agreement.

27.           Explain to us your basis in GAAP for not recognizing as an expense the research and development costs incurred under your Master Development Contract with CSI Digital or revise.

RESPONSE:  We accounted for the transaction with CSI Digital as a Funded Software Development arrangement under SOP 97-2 (paragraph 73).  We had proven technological feasibility of our software product prior to entering into the arrangement with CSI.  Since we had achieved technological feasibility, SFAS 68 did not apply because the arrangement was not a research and development arrangement.  Under SOP 97-2, we deferred all payments to us and offset our costs against those payments.  Upon completion of the project any remaining deferred amount is to be recognized as income.

Note 13 -Stock Options, page F-27

28.           In regards to your stock options, please provide a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards. Refer to paragraph 64 of SFAS 123R.

RESPONSE:   A description of the significant assumptions used to determine the fair value of the options at the time of issuance has been added to Note 13.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

Note 14 -Warrants, page F-27

29.           In regards to your warrants, please provide a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards. Refer to paragraph 64 of SFAS 123R.

RESPONSE: A description of the significant assumptions used to determine the fair value of the warrants at the time of issuance has been added to Note 14.

30.           Refer to page F-29. We note that you do not have adequate shares to cover the potential conversion of debt and/or exercise of warrants and options. Please describe any settlement alternatives in the warrant and stock option contracts and the accounting implications of the settlement alternatives, if any, and advise us.

RESPONSE: We have added the following to the end of this footnote.  We have not discussed any settlement alternatives with the holders of the warrants or options.  Should the holders of the notes, options or warrants request a conversion of their notes or exercise their options or warrants, we may be forced to increase the number of authorized shares of our common stock to avoid any breach of our obligations. This action would require us to go through the time and expense of calling a special meeting of shareholders.  Raising the number of our authorized common shares  to allow for these issuances would dilute the stock ownership of our existing shareholders.

In connection with responding to the SEC’s comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Thank you in advance for your attention to this matter.

Sincerely,

Bruce Palmer
President

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113